Exhibit 99.1 FOR IMMEDIATE RELEASE

IMRIS RECEIVES HEALTH CANADA APPROVAL FOR ACCUTRACK™

Winnipeg, Manitoba, August 4, 2011 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced that it has received a Health Canada medical device license for AccuTrack™ the Company’s 3D image guidance tool for use in IMRIS neurosurgery suites.

AccuTrack™ represents a significant enhancement to the IMRIS image guided therapy suites.  The new software-enabled capability aids surgeons in critical decision making by utilizing an ergonomic lightweight probe to quickly and accurately localize target anatomy before; and at any time during a neurosurgical procedure.  This is achieved by enabling automatic registration of patient anatomy to intraoperative MR images, rather than using the standard manual image registration to preoperative MR images which do not accommodate brain shift and may therefore be less accurate.

IMRIS suites are designed to provide timely imaging information to assist clinicians in making better decisions during procedures for improved patient outcomes.  The IMRIS system allows a high field MR scanner to move into an operating room on demand before, during and after procedures without moving the patient.  The patient is not required to be transported for scanning, thus optimum patient positioning is always maintained.  Clinical workflow and access to the patient is not impacted and the MR scanner is removed completely from the operating room when imaging is complete.  This ensures a high degree of safety in the surgical environment and for the patient.

AccuTrack™ previously received CE Mark regulatory approval in Europe and is FDA 510(k) Pending in the United States.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com